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09059182

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67111

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bandon Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2270 NorthPoint, Suite 10
(No. and Street)

San Francisco (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

3150 Hwy 278 #355 (Address) Covington, (City) GA (State) 30014 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8D 3/23/09

OATH OR AFFIRMATION

I, Shawn K O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bandon Partners LLC, as of 12, 13, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
County of San Francisco)

Subscribed to and sworn to (or affirmed) before me this 21 day of Jan., 2009 by Shawn O'Neill proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

BANDON PARTNERS, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Directors
BANDON PARTNERS, LLC

We have audited the statement of financial condition of Bandon Partners, LLC as of December 31, 2008 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bandon Partners, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company
Atlanta, Georgia
February 23, 2009

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

BANDON PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash	$	541,962
Accounts receivable		150,000
Reimbursable client expenses		25,940
Prepaid expenses		5,320
Total current assets		723,222
FURNITURE AND EQUIPMENT		4,219
Less accumulated depreciation		(2,024)
Furniture and equipment - net		2,195
OTHER ASSET - deposit		4,200
TOTAL	$	729,617

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	10,347
		-
TOTAL LIABILITIES		10,347
MEMBER'S EQUITY		719,270
TOTAL	$	729,617

See Independent Auditors' Report and
Notes to Financial Statements.

BANDON PARTNERS, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:		
Placement	$	835,000
Consulting		423,000
Total		1,258,000
OPERATING EXPENSES:		
Commissions		800,000
Legal and professional fees		156,834
Office		77,469
Auto		28,976
Travel		20,109
Insurance		13,235
Rent		10,911
Meals and entertainment		10,826
Computer supplies		7,859
Taxes, licenses and regulatory fees		7,057
Telephone		4,850
Marketing		2,606
Conferences and seminars		1,425
Depreciation		844
Gifts		723
Bank charges		46
Total expenses		1,143,770
Income before other income		114,230
OTHER INCOME - legal settlement		550,000
NET INCOME	$	664,230

See Independent Auditors' Report and
Notes to Financial Statements.

BANDON PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY, JANUARY 1	$	55,040
Net income		664,230
MEMBER'S EQUITY, DECEMBER 31	$	719,270

See Independent Auditors' Report and
Notes to Financial Statements.

BANDON PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:		
Net income	$	664,230
Adjustments to reconcile net income to net cash flow provided by operating activities:		
Depreciation and amortization		844
Increase in accounts receivable		(150,000)
Increase in reimbursable expenses		(16,468)
Increase in prepaid expenses		(4,273)
Decrease in accounts payable and accrued expenses		(6,137)
Increase in deposits		(4,200)
Net cash provided by operating activities		483,996
NET INCREASE IN CASH		483,996
CASH AT BEGINNING OF YEAR		57,966
CASH AT END OF YEAR	$	541,962

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Bandon Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the National Association of Securities Dealers (NASD) on January 23, 2006. The Company was organized as a California limited liability company (LLC).

Basis of Presentation

The firm engages in the business of structuring private placements of both debt and equity securities, on the client's behalf, and acts as a mergers and acquisitions consultant on a fee for service basis.

Income Taxes

The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Depreciation and Amortization

Depreciation is provided on a straight-line basis using an estimated useful life of seven years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue when fees are billed to clients for services rendered, and has determined the fees to be collectible.

2. **REVENUE**

Placement revenue is derived when the Company enters into placement agency agreements to introduce its clients to potential qualified investors to purchase either debt or equity securities. Placement revenue for the year ended December 31, 2008 is $835,000.

Consulting revenue is derived by the Company when clients hire the Company to provide strategic planning and consulting services to clients' management and/or board of directors. Consulting revenue for the year ended December 31, 2008 is $423,000.

3. **OTHER INCOME**

The Company was a plaintiff in a lawsuit to recoup fees earned for consulting services. On November 2, 2008 a settlement was reached and the Company received $550,000 for previous services rendered.

4. **COMMITMENTS**

The Company has an obligation for its office under an operating lease effective July 15, 2008 with an initial non-cancellable term of one year ending July 14, 2009. Aggregate annual rent due for the year 2009 is $16,800. Rent expense for the year ended December 31, 2008 is $10,911.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $531,030, which was $526,030 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 1.95%.

6. **RELATED PARTY TRANSACTIONS**

The sole member was paid $800,000 for the year ended December 31, 2008 which is reflected on the statement of operations as commissions.

7. **COMPUTATION FOR DETERMINATION OF RESERVE RQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

8. **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

BANDON PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2008

	SCHEDULE 1
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 719,270
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(2,195)
Accounts receivable	(150,000)
Reimbursable client expenses	(25,940)
Prepaid expenses	(5,320)
Deposits	(4,200)
CRD account	(585)
NET CAPITAL	$ 531,030
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	10,347
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	5,000
Excess net capital	526,030
Excess net capital at 1,000 percent	39,833
Percentage of aggregate indebtedness to net capital	1.95%

The only audit adjustment was to depreciation and its respective contra-asset account - accumulated depreciation. However, the adjustment provides for no difference reported in the net capital, above, and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31. 2008.

WADE J BOWDEN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

Board of Directors
BANDON PARTNERS, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Bandon Partners, LLC (the "Company"), as of and for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3150 HWY 278NW, SUITE 355
COVINGTON, GEORGIA 30014
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. Bowden & Company

Atlanta, Georgia
February 23, 2009